Filed Pursuant to Rule 424(b)(3)
Registration No. 333-228619

Prospectus Supplement

(To Prospectus dated December 13, 2018)

Commercial Metals Company

Offer to exchange up to $350,000,000 aggregate principal amount of 5.750% Senior Notes due 2026, which have not been registered under the Securities Act of 1933, for up to $350,000,000 aggregate principal amount of 5.750% Senior Notes due 2026 that have been registered under the Securities Act of 1933.

This Prospectus Supplement supplements our Prospectus dated December 13, 2018 relating to our offer to exchange up to $350,000,000 in aggregate principal amount of our new 5.750% Senior Notes due 2026, which have been registered under the Securities Act of 1933, as amended, referred to as the “new notes,” for any and all of our outstanding unregistered 5.750% Senior Notes due 2026, referred to as the “old notes.” We strongly encourage you to read this Prospectus Supplement carefully along with the entire Prospectus.

Extension of Expiration Date of the Exchange Offer

On January 11, 2019, we announced that in light of the closing of executive departments and agencies of the U.S. federal government, including the Securities and Exchange Commission on Monday, December 24, 2018, we are extending the expiration date of the exchange offer to 5:00 p.m., New York City time, on January 15, 2019, unless further extended or earlier terminated. The exchange offer was originally scheduled to expire at 5:00 p.m., New York City time, on January 14, 2019. All other terms of the exchange offer remain unchanged.

As of 5:00 p.m., New York City time, on January 10, 2019, $50.0 million in aggregate principal amount (which is approximately 14.3% of the total outstanding principal amount) of the old notes had been validly tendered and not validly withdrawn in the exchange offer. Holders of old notes that have already validly tendered and not validly withdrawn their old notes in the exchange offer do not need to re-tender their old notes or take any other action in response to the extension of the exchange offer. Tenders of the old notes must be made before the expiration date and may be withdrawn at any time before the expiration date.

This Prospectus Supplement should be read together with the Prospectus dated December 13, 2018. As you review the Prospectus and this Prospectus Supplement, you should carefully consider the matters described in “Risk Factors” in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 11, 2019